UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25



                                           [X]  Form  10-KSB  [ ] Form  20-F [ ]
Form 11-K [ ] Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1996                    SEC FILE NUMBER Q-2549
                  ------------------                   CUSIP NUMBERS 05564F-10-3

 [ ]  Transition  Report  on Form  10-K
 [ ]  Transition  Report  on Form 20-F
 [ ]  Transition Report on Form 11-K
 [ ]  Transition Report on Form 10-Q
 [ ]  Transition Report on Form N-SAR
 For Period Ended:____________________

================================================================================

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB
                                               -------------------

Part I - Registrant Information

Full Name of Registrant                     BRIA Communications Corporation

Former Name if Applicable                               N/A
                                               ---------------------
         Address of Principal Executive Office:
                  268 West 400 South
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-KSB, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the  subject  quarterly  report or transition  report on Form  10-QSB,  or portion  thereof  will be
               filed  on  or  before  the  fifth   calendar  day  following  the
               prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

         On September 10, 1996, the Company acquired Kingslawn Offset, Inc., a New York corporation ("Kingslawn") as its wholly owned subsidiary pursuant to a Stock Exchange Agreement. As a result of this transaction Kingslawn's operations must be consolidated on the Company's financial statements. The Company experienced unexpected delays in obtaining the year-end financial statements from Kingslawn. Much of the information in these financial statements is needed to prepare the financial statements required in the Form 10-KSB for the fiscal year ended December 31, 1996. Accordingly, the Company has been unable to file this Form 10 KSB within the prescribed time period.


         Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification.

                    Richard Lifschutz     President     (801) 575-8073
                   ------------------   ------------    ---------------
                          (Name)           (Title)     (Telephone Number)

               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                (X ) Yes ( ) No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                (X ) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  From January 1995 to August 1996, the Company devoted substantially all its efforts to locating a suitable merger/acquisition candidate and therefore had no active operations. As a result, revenues for fiscal year 1995 were only $128. On September 10, 1996, the Company acquired 100% of Kingslawn pursuant to a Stock Exchange Agreement. Kingslawn's revenue during 1996 is estimated to be $273,890.


                         BRIA Communications Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    April 1, 1997              By:     /s/ Richard Lifschutz
                                       --------------------------
                                            Name: Richard Lifschutz
                                            Title:    President